811-08415
Branch 22

40-33

09005005

ReedSmith

Justin J. Kontul
Direct Phone: +1 412 288 3098
Email: JKontul@reedsmith.com

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063
reedsmith.com

January 7, 2009

SEC Mail Processing
Section

JAN 08 2009

Washington, DC
111

Via UPS

Ms. Lynn Eslin
Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Filing of pleadings pursuant to Section 33 of the Investment Company Act of 1940

Dear Ms. Eslin:

On behalf of Evergreen Investment Management Company, LLC and the registered investment companies and affiliates named as parties in the cases referenced below, I am enclosing, pursuant to Section 33 of the Investment Company Act of 1940, 15 U.S.C. § 80a-32, a copy of the complaint filed in the following actions:

- *Keefe v. Evergreen Investment Management Co., LLC,* No. 1:08-cv-11064-NMG (D. Mass. filed June 23, 2008);
- *Krantzberg v. Evergreen Fixed Income Trust,* No. 1:08-cv-11326-NMG (D. Mass. filed August 4, 2008); and
- *Mierzwinski v. Evergreen Fixed Income Trust,* No. 1:08-cv-11435-NMG (D. Mass. filed August 19, 2008).

Please acknowledge receipt of these filings by date stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
JAN 23 2009
THOMSON REUTERS

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ALBERT KRANTZBERG and IRENE KRANTZBERG, On Behalf of Themselves and All Others Similarly Situated,	CIVIL ACTION NO.
Plaintiffs,	**CLASS ACTION COMPLAINT**
vs.	**JURY TRIAL DEMANDED**
EVERGREEN FIXED INCOME TRUST, EVERGREEN DISTRIBUTOR, INC., WACHOVIA CORPORATION, DENNIS H. FERRO and KASEY PHILLIPS,	
Defendants.	

Plaintiffs, by their undersigned attorneys, allege upon information and belief (except as to the allegations which pertain to the named plaintiffs and their counsel which are alleged upon knowledge) based upon a review and analysis of relevant filings made with the Securities and Exchange Commission ("SEC"), press releases, press reports and an investigation conducted by and through plaintiffs' counsel.

NATURE OF ACTION

1. Plaintiffs bring this action as a class action on behalf of themselves and all others similarly situated who purchased shares of the Evergreen Ultra Short Opportunities Fund (the "Fund"). It was recently announced that the Fund will be liquidated with shareholders of record as of June 18, 2008 receiving a cash distribution based on a $7.48 per share net asset value, calculated after the close of business on June 18, 2008. The amount to be paid to shareholders of

PARTIES

6. Plaintiffs Albert Krantzberg and Irene Krantzberg, as set forth in the certifications attached hereto, purchased shares of the Fund pursuant to and/or traceable to the Registration Statement/Prospectus and were damaged thereby.

7. Defendant Evergreen Fixed Income Trust ("Evergreen Trust") is a Delaware organized entity that has its principal place of business at 200 Berkeley Street, Boston, Massachusetts. It is one of several Evergreen-affiliated entities that manage a variety of stock, bond and money market mutual funds, serving individual and institutional investors. Evergreen is a subsidiary of Wachovia Corporation. The Fund is a mutual fund of Defendant Evergreen Trust, which is managed by Evergreen Investment Management Company, LLC ("Evergreen Investment").

8. Defendant Evergreen Distributor, Inc. ("Evergreen Distributor") markets and distributes Evergreen mutual funds, including the Fund. Its principal place of business is located at 90 Park Avenue, New York, New York.

9. Defendant Wachovia Corporation ("Wachovia") is a diversified financial services company and one of the largest such providers in the United States. It has retail and commercial banking operations in 21 states and nationwide retail brokerage, mortgage lending and auto finance businesses. Its headquarters are located at 301 South College Street, Suite 4000, One Wachovia Center, Charlotte, North Carolina.

10. Defendant Dennis H. Ferro ("Ferro") is the President and Chief Executive Officer of Evergreen Investment and is the Principal Executive Officer of Evergreen Trust. He signed various documents on behalf of Evergreen Investment, Evergreen Trust and/or related entities

the Fund in the liquidation is significantly lower than the price at which the Fund's shares were offered for sale to the public only seven business days earlier on June 9, 2008 of $9.07 per share. Defendants made materially false or misleading statements with respect to computing the Fund's net asset value ("NAV") the Fund's shares (the "Shares") were to be mispriced when sold and repurchased by the Fund. Plaintiffs purchased at an inflated price and were also damaged by the Fund's failure to properly redeem the Shares of the Fund investors at a price representing the correct NAV.

JURISDICTION AND VENUE

2. The claims alleged herein arise under and pursuant to Sections 11 and 12(a)(2) of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§77k and 77l(a)(2).

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 22(a) of the Securities Act (15 U.S.C. §77v(a)) and 28 U.S.C. § 1331.

4. Venue is proper in this Judicial District pursuant to Section 22(a) of the Securities Act, 15 U.S.C. §77v(a), and 28 U.S.C. § 1391(b). Many of the acts and transactions alleged herein, including preparation and dissemination of the Registration Statement and Prospectus used to sell the Fund's shares occurred in substantial part in this District. Additionally, management of the Fund and the investment decisions regarding the Fund were made within this District.

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

that were filed with the United States Securities and Exchange Commission (the "SEC"), which were allegedly materially false or misleading.

11. Defendant Kasey Phillips ("Phillips") is the Principal Financial Officer of Evergreen Trust. He signed various documents on behalf of Evergreen Investment, Evergreen Trust and/or related entities that were filed with the SEC, which were allegedly materially false or misleading.

12. Defendants Ferro and Phillips are referred to herein, at times, as the "Individual Defendants."

CLASS ALLEGATIONS

13. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class") consisting of all persons who purchased shares of the Fund pursuant to the Registration Statement/Prospectus from August 17, 2007 until June 18, 2008, inclusive (the "Class Period") and were damaged thereby. Excluded from the Class are Defendants herein, members of the immediate family of each of the Defendants, the officers and directors of the Defendant entities at all relevant times, any person, firm, trust, corporation, officer, director or other individual or entity in which any Defendant has a controlling interest or which is related to or affiliated with any of the Defendants, and the legal representatives, agents, affiliates, heirs, successors-in-interest or assigns of any such excluded party.

14. The members of the Class are so numerous that joinder of all members is impracticable. While the precise number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, it is believed to be in the thousands.

18. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Further, because the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for the Class members individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

19. The Fund is an open-end mutual fund with the Shares being offered on a continuous basis to the public pursuant to an amended registration statement filed with the SEC on or about May 23, 2003 as a Form 485 BPOS, a prospectus and amendments to the registration statement and prospectus supplements (the "Registration Statement/Prospectus").

20. Interests in the Fund first began to be publicly available on or about June 2, 2003 under the name Evergreen Ultra Short Bond Fund. Effective August 1, 2005, the Fund's name was changed to Evergreen Ultra Short Opportunities Fund. The Fund is a diversified series mutual fund of Defendant Evergreen Trust, a wholly-owned subsidiary of Wachovia. Evergreen Investment is the investment advisor to the Fund.

21. The Fund issued four classes of shares. The Fund calculated per share NAV for each class of shares and disclosed net asset Fund value on a per share class and a total fund basis. On June 2, 2003, the first day it began trading, the Fund's closing price was $10.04 per share.

22. Wachovia sold shares of the Fund to the investing public through Evergreen Distributor, which marketed the Fund through broker-dealers and others primarily affiliated with Wachovia. Investors in the Fund indirectly pay certain expenses, such as advertising, marketing

and shareholder service expenses, pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended ("Rule 12b-1"). Wachovia and/or its affiliates receive Rule 12b-1 fees from the Fund, which amounted to as much as 1.00% of the reported NAV.

23. From the time of its inception, the Fund grew from having assets of approximately $41 million as of June 30, 2003 to having assets of approximately $947 million as of December 20, 2007.

24. The Fund's stated investment goal was "to provide current income consistent with preservation of capital and low principal fluctuation." The purchase and sales prices for the Fund are based upon the reported NAV. In the Registration Statement/Prospectus it stated that the NAV is calculated "using the value of the Fund's assets as of 4:00 p.m. ET on each day the New York Stock Exchange . . . is open for regular trading" by "adding up the Fund's total assets, subtracting all liabilities, and then dividing the result by the total number of shares outstanding." In addition, it stated that: "the price per share that you pay when you purchase shares of a Fund, or the amount per share that you receive when you sell shares of a Fund, is based on the next NAV calculated after your purchase or sale order is received (after taking into account any applicable sales charges) and all required information is provided."

25. Regarding valuing the Fund's investments, the Registration Statement/Prospectus stated:

> A Fund must determine the value of the securities in its portfolio in order to calculate its NAV. A Fund generally values portfolio securities by using current market prices. Money market securities and short-term debt securities that mature in 60 days or less, however, are generally valued at amortized cost, which approximates market value.

> *Valuing securities at a "fair value"*. If a market price for a security is not readily available or is deemed unreliable, a Fund will use a "fair value" of the security as determined under policies established and reviewed periodically by the Board of Trustee. . . .
>
> * * *
>
> *Debt securities with more than 60 days to maturity.* A Fund will generally value debt securities that mature in more than 60 days for which market prices are unavailable by using matrix pricing or other methods, provided by an independent pricing service or other service, that typically take into consideration such factors as similar security prices, yields, maturities, liquidity and ratings.

26. These statements were materially false or misleading because the NAV was inaccurately calculated and buyers and sellers of the Shares were not paying or receiving a price per share that was the Fund's true NAV.

27. The NAV of the Fund's shares should have been much lower than the price at which they were sold during the Class Period. Instead, the Fund's securities were incorrectly valued at an artificially inflated price. Thus, shareholders who purchased Shares paid a price in excess of the true value of the Fund and contrary to the stated terms of the Registration Statement/Prospectus. In addition, as redemptions began to exceed sales, the Fund paid too high a price to redeeming shareholders, causing Plaintiffs and the other remaining shareholders of the Fund to be damaged by those payments. Thus, as shareholders redeemed their shares, the selling shareholders were overpaid, depleting the Fund's reserves and harming the Plaintiffs and the other Class members.

28. The Registration Statement/Prospectus highlighted the safety of investing in the Fund based upon its objective of providing current income while still preserving capital and having low principal fluctuation by representing that the Fund principally invested in "investment

grade securities" which were identified as being "rated in the top four ratings categories (*e.g.*, BBB/Baa or above) by a nationally recognized statistical ratings organization." Moreover, the Registration Statement/Prospectus stated that the Fund intended to maintain "an average credit quality of Aa3, as defined by Moody's Investors Services, Inc. or an equivalent rating by another nationally recognized statistical ratings organization."

29. These statements were materially false or misleading because the Fund in fact, employed a strategy of investing in highly risky securities that, during the Class Period, were illiquid or otherwise became difficult to value. It primarily invested in commercial and residential fixed and variable rate mortgage-backed securities, including collateralized mortgage obligations and other mortgage-related investments, and auction-rate securities. Many of these securities were illiquid, had erratic pricing or had no reliable market quotation.

30. The mortgage-backed securities market began to significantly seize-up during the summer of 2007. Mortgage-backed securities known as collateralized debt obligations ("CDOs") bundled bonds or loans that were typically sliced into several parts or divided into tranches purportedly dependent on risk. The market value of the CDO depended on the flow of principal and interest paid by the borrower whose mortgage served as the underlying collateral. While the country's housing boom was occurring, the value of CDOs backed by mortgages remained stable because borrowers, rather than default, were able to refinance because housing prices were typically increasing. As housing prices began to level off or decline, however, more borrowers were falling behind in their mortgage payments, were unable to refinance and the value of CDOs, which were backed by such loans, began to decrease. In addition, as adjustable rate mortgages

began increasing the interest rates borrowers had to pay, defaults began increasing, which resulted in less funds going to the CDOs.

31. As the credit crisis deepened during the summer of 2007, CDOs and other mortgage-backed securities increasingly began to loss value. In addition, it became more difficult to determine the accurate value of various investments as, in many cases, no market existed for such securities.

32. Then, on July 18, 2007, it was announced that a fund managed by Bear Stearns Co., which primarily invested in mortgage-backed securities, had very little value left for investors and that the managers of that fund were going to seek a winding-down of the fund.

33. As the liquidity crisis continued, Defendants should have been aware that the Fund's asset value was significantly impaired and that the Fund's shares were selling for a higher price than they should have been sold. By August 17, 2007, the first day of the Class Period, Defendants should have re-priced the Fund's shares to reflect its true net asset value given the turmoil in the credit market and the problems valuing securities, such as those owned by the Fund. On that day, the Federal Reserve reduced the discount rate by 50 basis points to 5.75% in reaction to the crisis in liquidity. In a statement, the Federal Reserve sated that "financial market conditions have deteriorated, and tighter credit conditions and increased uncertainty have the potential to restrain economic growth going forward."

34. On January 31, 2008, Bristol-Myers Squibb Co. ("Bristol-Myers") announced its results for the fourth quarter of 2007 and for the year. Among other items, it announced a substantial impairment charge, which related to a write-down of securities with exposure to the

credit market. Specifically, the write-down related to auction-rate securities that represented $811 million in current assets that were then valued at $419 million.

35. The Bristol-Myers impairment charge relating to auction-rate securities was quickly followed by other actions indicating that severe problems existed with the market for such securities. In February 2008, the market for auction-rate securities collapsed as big dealers such as UBS AG, Citigroup Inc. and Merrill Lynch & Co. stopped supporting auctions, causing investors unable to sell and making valuation problematic.

36. Defendants solicited investors and sold shares of the Fund pursuant to the Registration Statement/Prospectus based on its inflated share price. In addition, Defendants did not properly calculate the price for the Fund's shares when they sold such shares to the public given the loss of value of mortgage-backed securities and/or the illiquidity of auction-rate securities.

37. The Fund began to experience and increasing rate of redemptions with reported total assets of $403 million representing a material decline from the $731.4 million reported total assets as of March 31, 2008. The effect of the over-pricing of the Fund during this period and the increasing redemptions was to effectively saddle Plaintiffs Class with the damages from previous over-pricing of the Fund.

38. On June 19, 2008, Evergreen Investment announced that the Board of Trustees of Evergreen Funds approved of a plan to liquidate the Fund. Shareholders of record as of June 18, 2008 were to receive a cash distribution based on a $7.48 per share NAV, which was calculated after the close of business on June 18, 2007. The NAV of the Fund had declined from $9.54 per share as of December 31, 2007, a drop of approximately 22%. As the price declined and

redemptions accelerated, securities held by the Fund were sold, but concern arose that the Fund might not be able to sell sufficient securities to meet redemptions.

39. Because of the decline in the Fund's NAV and its planned liquidation, investors in the Fund realized losses of approximately 25% in NAV during the Class Period.

40. Plaintiffs and the other members of the Class acquired shares of the Fund during the Class Period pursuant to the Registration Statement/Prospectus.

41. As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been damaged in that they purchased shares of the Fund at prices that were higher than they should have been. At the times they purchased or otherwise acquired shares of the Fund, Plaintiffs and the other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein, including the improper pricing of the shares, and could not have reasonably discovered such facts prior to June 19, 2008. Had the price for the Fund's shares been properly established, Plaintiffs and the other members of the Class would not have purchased such shares or would not have purchased such shares at the prices that they paid.

COUNT I

Violations of Section 11 of the Securities Act Against Defendant Evergreen Trust and the Individual Defendants

42. Plaintiffs repeat and reallege each and every allegation above as if set forth fully herein. This Count is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, against Defendant Evergreen Trust and the Individual Defendants. This claim is not based on and does not sound in fraud.

43. This claim is brought by Plaintiffs on their own behalf and on behalf of other members of the Class who acquired Fund shares pursuant to the Registration

Statement/Prospectus. Each Class member acquired their shares pursuant to and in reliance on, the Registration Statement/Prospectus. The Registration Statement/Prospectus was false or misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein, as described above, including that the Fund's Shares were not properly priced and the statements regarding how the Shares were bought and sold at NAV. Evergreen Trust is the issuer of the securities through the Registration Statement/Prospectus, and is responsible for the contents and the dissemination of the Registration Statement/Prospectus.

44. The Defendants named in this Count owed to the purchasers of the Shares obtained through the Registration Statement/Prospectus the duty to make certain that the Shares were properly priced, and that they conducted a reasonable and diligent investigation of the statements contained in the Registration Statement/Prospectus at the time they became effective to ensure that such statements were true and correct and that there was no omission of material facts required to be stated in order to make the statements contained therein not misleading.

45. Defendant Evergreen Trust issued and disseminated, caused to be issued and disseminated, and participated in the issuance and dissemination of, material misstatements to the investing public which were contained in the Registration Statement/Prospectus, including the pricing of the Shares, which misrepresented or failed to disclose, *inter alia*, the facts set forth above. By reason of the conduct herein alleged, Defendant Evergreen Trust violated Section 11 of the Securities Act.

46. The Individual Defendants had a function similar to that of a director with the Trust and are, therefore, liable under Section 11(a)(3).

47. Evergreen Trust is the issuer of the stock sold via the Registration Statement/Prospectus. As issuer of the stock, it is strictly liable to the Plaintiffs and the Class for the material misstatements and omissions therein, including the mis-pricing of the Fund's shares.

48. The Individual Defendants, failed to make a reasonable investigation or possessed reasonable grounds for the belief that the Shares of the Fund were priced properly or that the statements contained in the Registration Statement/Prospectus were true or that there was no omission of material facts necessary to make the statements made therein not misleading.

49. At the times they obtained their Shares of the Fund, the Plaintiffs and members of the Class did so without knowledge of the facts concerning the misstatements or omissions alleged herein.

50. This action is brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Registration Statement/Prospectus should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Count is brought were offered to the public.

51. By virtue of the foregoing, the Plaintiffs and the other members of the Class are entitled to damages under Section 11 as measured by the provisions of Section 11(e), from Defendant Evergreen Trust.

COUNT II
Violations of Section 12(a)(2) of the Securities Act Against Defendants Wachovia and Evergreen Distributor

52. Plaintiffs repeat and reallege each and every allegation above as if set forth fully herein. This Count is brought for violation of Section 12(a)(2) of the Securities Act, 15 U.S.C. §77l(a)(2), against Defendants Wachovia and Evergreen Distributor, each of whom offered and

sold the Fund's shares or solicited the sale of such stock to the Class by means of the Registration Statement/Prospectus. This claim is not based on and does not sonnd in fraud.

53. As set forth more specifically above, the Registration Statement/Prospectus improperly set the price for the Fund's Shares. and thus included untrue statements of material fact and omitted to state material facts necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

54. The Plaintiffs and the other members of the Class did not know, nor could they have known, of the untruths or omissions contained in the Registration Statement/Prospectus, including that the price of the Fund's Shares were not properly determined.

55. The defendants named herein were obligated to make a reasonable and diligent investigation of the statements contained in the Registration Statement/Prospectus, including the price of the Fund's Shares, to ensure that snch statements were true and that there was no omission of material fact required to be stated in order to make the statements contained therein not misleading. Neither of the defendants named in this Count made a reasonable investigation or possessed reasonable grounds for the belief that the price of the Fund's Shares was properly determined or that the statements contained in the Registration Statement/Prospectus were accurate and complete in all material respects.

56. This claim was brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Registration Statement/Prospectus should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Count is brought were offered to the pnblic by way of a Prospectus.

57. By reason of the misconduct alleged herein, the defendants named in this Count violated Section 12(a)(2) of the Securities Act and are liable to the Plaintiffs and the other members of the Class who purchased or acquired the Fund's Shares by way of the Prospectus, each of whom has been damaged as a result of such violations.

58. The Plaintiffs and the other members of the Class who purchased the Fund's Shares pursuant to the Prospectus hereby seek rescission of their purchases and hereby tender to the defendants named in this Count those Shares, which the Plaintiffs and other members of the Class continue of own, in return for the consideration paid for those securities, together with interest thereon.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the Class, pray for judgment as follows:

(a) declaring this action to be a Plaintiff class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class, and certifying Plaintiffs' counsel as Class Counsel;

(b) awarding Plaintiffs and the other members of the Class damages pursuant to Section 11(e) of the Securities Act with respect to the claims asserted in Count I;

(c) awarding Plaintiffs and the other members of the Class rescission on Count II to the extent they still hold Fund Shares, or if sold, awarding rescissory damages in accordance with Section 12(b) of the Securities Act from the defendants named in that Count;

(d) awarding Plaintiffs and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, accountants' fees and experts' fees and other costs and disbursements; and

(e) awarding Plaintiffs and the other members of this Class such other and further relief as may be just and proper under the circumstances.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: August 4, 2008

LAW OFFICE OF PETER A. LAGORIO

Peter A. Lagorio (BBO#567379)
Lynda Carey Paris (BBO#651108)
63 Atlantic Avenue
Boston, Massachusetts 02110
Telephone: 617/367-4200
Fax: 617/227-3384

ABRAHAM, FRUCHTER & TWERSKY, LLP
One Penn Plaza, Suite 2805
New York, New York 10119
Telephone: 212/279-5050
Fax: 212/279-3655

Attorneys for Plaintiffs

JS 44 (Rev. 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS Albert Krantzberg and Irene Krantzberg

(b) County of Residence of First Listed Plaintiff Palm Beach County, Florida (EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number) Law office of Peter A. Lagorio 63 Atlantic Avenue Boston, MA 02110

DEFENDANTS Evergreen Fixed Income Trust, Evergreen Distributor, Inc, Wachovia Corporation, Dennis H. Ferro and Kasey Phillips

County of Residence of First Listed Defendant ______ (IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT: ☐ 110 Insurance; ☐ 120 Marine; ☐ 130 Miller Act; ☐ 140 Negotiable Instrument; ☐ 150 Recovery of Overpayment & Enforcement of Judgment; ☐ 151 Medicare Act; ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans); ☐ 153 Recovery of Overpayment of Veteran's Benefits; ☐ 160 Stockholders' Suits; ☐ 190 Other Contract; ☐ 195 Contract Product Liability; ☐ 196 Franchise

REAL PROPERTY: ☐ 210 Land Condemnation; ☐ 220 Foreclosure; ☐ 230 Rent Lease & Ejectment; ☐ 240 Torts to Land; ☐ 245 Tort Product Liability; ☐ 290 All Other Real Property

TORTS — PERSONAL INJURY: ☐ 310 Airplane; ☐ 315 Airplane Product Liability; ☐ 320 Assault, Libel & Slander; ☐ 330 Federal Employers' Liability; ☐ 340 Marine; ☐ 345 Marine Product Liability; ☐ 350 Motor Vehicle; ☐ 355 Motor Vehicle Product Liability; ☐ 360 Other Personal Injury

PERSONAL INJURY: ☐ 362 Personal Injury - Med. Malpractice; ☐ 365 Personal Injury - Product Liability; ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY: ☐ 370 Other Fraud; ☐ 371 Truth in Lending; ☐ 380 Other Personal Property Damage; ☐ 385 Property Damage Product Liability

CIVIL RIGHTS: ☐ 441 Voting; ☐ 442 Employment; ☐ 443 Housing/Accommodations; ☐ 444 Welfare; ☐ 445 Amer. w/Disabilities - Employment; ☐ 446 Amer. w/Disabilities - Other; ☐ 440 Other Civil Rights

PRISONER PETITIONS: ☐ 510 Motions to Vacate Sentence; Habeas Corpus: ☐ 530 General; ☐ 535 Death Penalty; ☐ 540 Mandamus & Other; ☐ 550 Civil Rights; ☐ 555 Prison Condition

FORFEITURE/PENALTY: ☐ 610 Agriculture; ☐ 620 Other Food & Drug; ☐ 625 Drug Related Seizure of Property 21 USC 881; ☐ 630 Liquor Laws; ☐ 640 R.R. & Truck; ☐ 650 Airline Regs.; ☐ 660 Occupational Safety/Health; ☐ 690 Other

LABOR: ☐ 710 Fair Labor Standards Act; ☐ 720 Labor/Mgmt. Relations; ☐ 730 Labor/Mgmt. Reporting & Disclosure Act; ☐ 740 Railway Labor Act; ☐ 790 Other Labor Litigation; ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY: ☐ 422 Appeal 28 USC 158; ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS: ☐ 820 Copyrights; ☐ 830 Patent; ☐ 840 Trademark

SOCIAL SECURITY: ☐ 861 HIA (1395ff); ☐ 862 Black Lung (923); ☐ 863 DIWC/DIWW (405(g)); ☐ 864 SSID Title XVI; ☐ 865 RSI (405(g))

FEDERAL TAX SUITS: ☐ 870 Taxes (U.S. Plaintiff or Defendant); ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES: ☐ 400 State Reapportionment; ☐ 410 Antitrust; ☐ 430 Banks and Banking; ☐ 450 Commerce; ☐ 460 Deportation; ☐ 470 Racketeer Influenced and Corrupt Organizations; ☐ 480 Consumer Credit; ☐ 490 Cable/Sat TV; ☐ 810 Selective Service; ☒ 850 Securities/Commodities/Exchange; ☐ 875 Customer Challenge 12 USC 3410; ☐ 890 Other Statutory Actions; ☐ 891 Agricultural Acts; ☐ 892 Economic Stabilization Act; ☐ 893 Environmental Matters; ☐ 894 Energy Allocation Act; ☐ 895 Freedom of Information Act; ☐ 900 Appeal of Fee Determination Under Equal Access to Justice; ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding; ☐ 2 Removed from State Court; ☐ 3 Remanded from Appellate Court; ☐ 4 Reinstated or Reopened; ☐ 5 Transferred from another district (specify); ☐ 6 Multidistrict Litigation; ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 15 U.S.C. Sections 77k and 77l(a)(2)

Brief description of cause: False and Misleading statements in connection with sales of Securities.

VII. REQUESTED IN COMPLAINT: ☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $ ______ CHECK YES only if demanded in complaint: JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE Nathaniel M. Gorton DOCKET NUMBER 1:08-cv-11064-NMG

DATE 8/4/08 SIGNATURE OF ATTORNEY OF RECORD [signature] Peter A. Lagorio (BBO # 567379)

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Albert Krantzberg v. Evergreen Fixed Income Trust

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

☐ I. 160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.

☒ II. 195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases

☐ III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.

☐ IV. 220, 422, 423, 430, 460, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.

☐ V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

1:08-cv-11064-NMG Keefe, et al. v. Evergreen Investment Management, et al.

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES ☐ NO ☒

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES ☐ NO ☒

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES ☐ NO ☐

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES ☐ NO ☒

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES ☒ NO ☐

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division ☒ Central Division ☐ Western Division ☐

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division ☐ Central Division ☐ Western Division ☐

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

n/a YES ☐ NO ☐

(PLEASE TYPE OR PRINT)
ATTORNEY'S NAME Peter A. Lagorio Law Office of Peter A. Lagorio (BBO # 567379)
ADDRESS 63 Atlantic Avenue Boston, MA 02110
TELEPHONE NO. 617-367-4200

(CategoryForm.wpd - 5/2/05)

CERTIFICATION OF ALBERT KRANTZBERG
IN SUPPORT OF CLASS ACTION COMPLAINT

Albert Krantzberg ("Plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the action against Evergreen Ultra Short Opportunities Fund and others, and has authorized the filing of the complaint or to otherwise add my name as a lead plaintiff in these proceedings.

2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of Plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. During the proposed Class Period, Plaintiff executed the following transactions in the shares of Evergreen Ultra Short Opportunities Fund. See Attachment A.

5. In the past three years, Plaintiff has not served, nor sought to serve, as a representative party on behalf of a class in an action filed under the federal securities laws.

6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this __ day of July, 2008

Albert Krantzberg

ATTACHMENT A

Date	Action	Amount	Price	Total
4/18/08	Purchase	5,406 shares	$9.25	$50,005

CERTIFICATION OF IRENE KRANTZBERG
IN SUPPORT OF CLASS ACTION COMPLAINT

Irene Krantzberg ("Plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the action against Evergreen Ultra Short Opportunities Fund and others, and has authorized the filing of the complaint or to otherwise add my name as a lead plaintiff in these proceedings.

2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of Plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. During the proposed Class Period, Plaintiff executed the following transactions in the shares of Evergreen Ultra Short Opportunities Fund. See Attachment A.

5. In the past three years, Plaintiff has not served, nor sought to serve, as a representative party on behalf of a class in an action filed under the federal securities laws.

6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this __ day of July, 2008

Irene Krantzberg

ATTACHMENT A

Date	Action	Amount	Price	Total
4/18/08	Purchase	5,406 shares	$9.25	$50,005

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Thomas G. Keefe and Dawn K. Keefe, individually and on behalf of those similarly situated

Plaintiffs,

vs.

Evergreen Investment Management Co LLC, Evergreen Fixed Income Trust, Evergreen Investment Services, Inc., and Evergreen Distributor, Inc., Dennis H. Ferro, Kasey Phillips, Charles A. Austin III, Shirley L. Fulton, K. Dun Gifford, Leroy Keith, Jr., Gerald M. McDonnell, Patricia B. Norris, William Walt Pettit, David M. Richardson, Russell A. Salton III, Michael S. Scofield, Richard J. Shima, and Richard K. Wagoner,

Defendants.

CIVIL ACTION NO.

JURY TRIAL DEMANDED

**CLASS ACTION COMPLAINT
FOR VIOLATION OF THE FEDERAL SECURITIES LAWS**

1. Plaintiffs Thomas G. Keefe and Dawn K. Keefe (the "Plaintiffs") bring this litigation on their own behalf, and in a representative capacity on behalf of a class of other investors, and make the following allegations based upon an investigation by Plaintiffs' counsel of, among other things, publicly available securities filings, news articles and other mass media reports, analyst reports, press releases, investor communications and other public statements issued by Evergreen Funds, Evergreen Investments, Wachovia Global Asset Management, Wachovia Corporation, and/or certain of their officers, directors or trustees concerning the Evergreen Ultra Short

Opportunities Fund (the "Fund") (collectively referred to as "Defendants"). Plaintiffs believe that substantial additional evidentiary support for Plaintiffs' allegations will be obtained after a reasonable opportunity to conduct discovery of the Defendants.

NATURE OF THE ACTION

2. This is a securities class action on behalf of all persons and entities, other than Defendants and certain other individuals and entities identified below, who, within three years of the filing of this lawsuit, purchased or otherwise acquired shares of the Fund pursuant or traceable to a Registration Statement, Prospectus and/or registration statement amendments and prospectus supplements of the Fund ("Registration Statement/Prospectus") and who seek to pursue remedies under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act") (the "Class").

JURISDICTION AND VENUE

3. The claims asserted herein arise under and pursuant to 15 U.S.C. §§77k, 77l(a)(2) and 77o (Sections 11, 12(a)(2) and 15 of the Securities Act). In connection with the acts complained of, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and 15 U.S.C. §77v (Section 22 of the Securities Act).

5. Venue is proper in this District pursuant to 28 U.S.C. §1391(b) because the management of the Fund is based out of, and its primary operations are conducted in this District. Indeed, the investment decisions were made and the challenged materially false and misleading statements were issued from within this District.

6. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstates telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiffs, Thomas G. Keefe and Dawn K. Keefe, acquired 5,144 shares of the Fund pursuant and/or traceable to the Registration Statement/Prospectus during the Class Period. Plaintiffs have been damaged thereby. A certification of Plaintiffs' purchases is attached hereto as Exhibit A.

8. Defendant Evergreen Investment Management Company, LLC ("EIMC"), serves as investment advisor to the Fund. EIMC has a principal place of business at 30 Dan Road, Canton, Massachusetts 02021-2809. EIMC also manages about 90 other stock, bond, and money market mutual funds and purports to serve more than four million individual and institutional investors through a broad range of investment products. As the 25th largest asset management company in the United States, EIMC employs approximately 300 investment professionals and manages more than $258 billion in assets.

9. Defendant Evergreen Fixed Income Trust (the "Trust"), is a Delaware statutory trust organized on September 18, 1997, with its principal place of business at 200 Berkeley Street Boston, Massachusetts 02116. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act").

10. Defendant Evergreen Investment Services, Inc. ("EIS"), with its principal place of business also located at 200 Berkeley Street, Boston, Massachusetts 02116, distributes Evergreen mutual funds under the Evergreen Investments^{SM} service mark. Evergreen Investments is the brand name under which Wachovia Corporation conducts its investment management business.

11. Defendant Evergreen Distributor, Inc. ("EDI"), with its principal place of business located at 90 Park Avenue, New York, New York 10016, markets the Fund through various broker-dealers and other financial representatives.

12. Defendant Dennis H. Ferro is the President and Chief Executive Officer of Evergreen Investment Company, Inc. and a Principal Executive Officer of the Trust. Defendant Ferro signed various United States Securities & Exchange Commission ("SEC") filings alleged to be materially false and misleading.

13. Defendant Kasey Phillips is the Principal Financial Officer of the Trust. Defendant Phillips signed various SEC filings alleged to be materially false and misleading.

14. Defendant Charles A. Austin III has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Austin signed various SEC filings alleged to be materially false and misleading.

15. Defendant Shirley L. Fulton has been a member of the Evergreen Board of Trustees since 2004. Defendant Fulton signed various SEC filings alleged to be materially false and misleading.

16. Defendant K. Dun Gifford has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Gifford signed various SEC filings alleged to be materially false and misleading.

17. Defendant Dr. Leroy Keith, Jr. has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Keith signed various SEC filings alleged to be materially false and misleading.

18. Defendant Gerald M. McDonnell has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant McDonnell signed various SEC filings alleged to be materially false and misleading.

19. Defendant Patricia B. Norris has been a member of the Evergreen Board of Trustees since 2006. Defendant Norris signed various SEC filings alleged to be materially false and misleading.

20. Defendant William Walt Pettit has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Pettit signed various SEC filings alleged to be materially false and misleading.

21. Defendant David M. Richardson has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Richardson signed various SEC filings alleged to be materially false and misleading.

22. Defendant Dr. Russell A. Salton III has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Salton signed various SEC filings alleged to be materially false and misleading.

23. Defendant Michael S. Scofield has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Scofield signed various SEC filings alleged to be materially false and misleading.

24. Defendant Richard J. Shima has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Shima signed various SEC filings alleged to be materially false and misleading.

25. Defendant Richard K. Wagoner has been a member of the Evergreen Board of Trustees for all relevant periods herein. Defendant Wagoner signed various SEC filings alleged to be materially false and misleading.

26. Each of the Defendants identified in ¶¶ 12 - 25 above ("Individual Defendants") were responsible for the preparation, review, authorization, signature and/or filing of the Registration Statement, Prospectus and/or registration statement amendments and prospectus supplements of the Fund ("Registration Statement/Prospectus").

CLASS ACTION ALLEGATIONS

27. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of the Class. Excluded from the Class are Defendants, the officers and directors of the Defendant companies at all relevant times, members of the immediate families of each of the Defendants, any person, firm, trust, corporation, officer, director or other individual or entity in which any Defendant has a controlling interest or which is related to or affiliated with any of the Defendants, and the legal representatives, agents, heirs, successors or assigns and any such excluded party.

28. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members in the proposed Class.

29. Owners of record of the Fund and other members of the Class may be identified from books and records maintained by Defendants, the Fund, EIS, EDI, or the Fund's transfer agent. Such owners of record and other class members may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class action litigation.

30. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' conduct in violation of federal law that is complained of herein.

31. Plaintiffs do not have any interests antagonistic to, or in conflict with, the other members of the Class.

32. Plaintiffs will fairly and adequately represent and protect the interests of the other members of the Class and have retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether Sections 11, 12(a)(2) and 15 of the Securities Act were violated by Defendants' actions and/or omissions as alleged herein;

b. Whether the Registration Statement, its subsequent amendments, and the related prospectus and prospectus supplements issued by Defendants to the investing public in connection with the sale of shares of the Fund negligently omitted and/or misrepresented material facts about the Fund, including but not limited to the Fund's investment objectives, risk disclosures, and known risks;

c. Whether the Registration Statement, its subsequent amendments, and the related prospectus and prospectus supplements issued by Defendants to the investing public in connection with the sale of shares of the Fund contained untrue statements of material facts about the Fund, including but not limited to the Fund's investment objectives, risk disclosures, and known risks;

d. The extent to which Class members have sustained damages; and

e. The proper measure of such damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

35. Furthermore, as the damages suffered by individual Class members may be relatively small compared to the costs of litigation to recover such losses, the expense and burden of individual litigation makes it impossible for members of the Class to individually redress the wrongs done to them.

36. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

37. Evergreen Ultra Short Opportunities Fund (f/k/a Evergreen Ultra Short Bond Fund) (the "Fund") is a diversified series mutual fund of Defendant Evergreen Fixed Income Trust.

38. The Fund was established on or about May 28, 2003, pursuant to the effective date of an amendment to a previously filed shelf registration.

39. Fund shares were offered to investors pursuant to the amended registration statement filed with the SEC as a Form 485BPOS on or about May 23, 2003, a prospectus and various further registration statement and prospectus amendments throughout the relevant period ("Registration Statement/Prospectus").

40. On or about June 2, 2003, shares of the Fund began publicly trading. The Fund issues shares through a variety of classes as follows: Class A, Class B, Class C and Class I. Those classes of shares trade under the ticker symbols, respectively, "EUBAX" for the Class A shares, "EUBBX" for the Class B shares, "EUBCX" for the Class B shares, and "EUBIX" for the Class I shares.

41. The Fund calculates per share net asset value for each class of shares and discloses net asset Fund value on a per share class and a total Fund basis.

42. Effective August 1, 2005, the Fund changed its name from Evergreen Ultra Short Bond Fund to Evergreen Ultra Short Opportunities Fund.

43. The Fund is a mutual fund promoted or marketed by Defendants with a primary investment objective to "provide current income consistent with preservation of capital and low principal fluctuation."

44. The Fund's Annual Report through the period ending June 30, 2006, filed with the SEC on Form N-CSR on September 6, 2006, also represented that the Fund's

investment "strategy is to seek the highest total return by maximizing income and minimizing price fluctuations...."

45. These representations and statements are repeated throughout the Fund's Registration Statement/Prospectus, Defendants' marketing materials and other communications to Fund shareholders, Plaintiffs and Class members.

46. Defendants solicited investors to the Fund through written representations reflecting the relative safety of the investment based upon the stated investment objective of "preservation of capital and low principal fluctuation."

47. Defendants' representations were effective in appealing to investors, as reflected in the tremendous growth of the Fund's assets from approximately $41 million as of June 30, 2003, to over $732 million as of March 31, 2008, their latest reporting period.

48. In addition, the influx of such investment capital into the Fund helped enable Defendants to maintain an increasing and/or relatively stable per share class net asset value throughout the Class Period.

49. In its Post-Effective Amendment No. 39 to the Registration Statement Form 485 BPOS pursuant to the Securities Act, filed with the SEC on October 26, 2007, the Fund represented that its primary investment objective was to "provide current income consistent with preservation of capital and low principal fluctuation." This statement was repeated throughout the Class Period in, among other places, the Fund's:

- Annual Report through the period ending June 30, 2007, filed with the SEC on Form N-CSR on September 4, 2007;

- Post-Effective Amendment No. 37 to the Registration Statement Form 485 BPOS pursuant to the Securities Act, filed with the SEC on October 26, 2006;
- Annual Report through the period ending June 30, 2006, filed with the SEC on Form N-CSR on September 6, 2006;
- 2006 Proxy Statement filed with the SEC on Form DEF 14A on February 8, 2006;
- Post-Effective Amendment No. 34 to the Registration Statement Form 485 BPOS pursuant to the Securities Act, filed with the SEC on October 28, 2005;
- Annual Report through the period ending June 30, 2005, filed with the SEC on Form N-CSR on September 6, 2005; and
- Post-Effective Amendment No. 30 to the Registration Statement Form 485 BPOS pursuant to the Securities Act, filed with the SEC on October 28, 2004.

50. This stated objective, without further disclosure, was materially false and misleading because the Fund employed an undisclosed high risk strategy that led to realized losses of approximately eighteen percent (18%) of the net asset value.

51. Moreover, the risk factors and other risk disclosures in the Registration Statement/Prospectus represented by Defendants in connection with the Fund's stated goals, objectives and investment strategy also were materially false and misleading because they were not sufficient or meaningful to advise investors of the actual risks associated with investing in the Fund.

52. For example, while the Fund's risk disclosures warned that the Fund's investments were subject to risks of varying degree due to interest rate risk, credit risk, derivative instrument risk, and mortgage backed security risk, those disclosures were wholly inadequate because the Fund did not disclose that its specific investment strategies and practices, as impacted by those risks, entirely undermined the Fund's

stated investment objective to "provide current income consistent with preservation of capital and low principal fluctuation."

53. Indeed, when Defendants announced on June 19, 2008, that the Fund was closing and liquidating its assets, Defendants disclosed that the Fund's total net assets were only $403 million across all share classes. This is tremendously lower than the $731.4 million total asset value reported by the Fund just two and one-half months prior on March 31, 2008.

54. Moreover, during the relevant period and up through the first week of June 2008, the Fund maintained relatively stable net asset per share values across all share classes. Beginning on or about June 9, 2008, however, through the announced closing of the Fund on June 19, 2008, the Fund's per share net asset values declined precipitously across all share classes. For example, on June 9, 2008, the per share net asset values for shares was $9.07 per share, and the per-share value had remained relatively stable throughout the Class Period trading in a range between $9 and $10 per share. By the time Defendants announced the closing and liquidation of the Fund on June 19, 2008, the disclosed per share net asset value had plummeted to close at $7.48 per share.

55. Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 19, 2008, when Defendants announced the closing and liquidation of the Fund.

56. As reflected by the liquidation of the Fund and the decline in net asset value, Fund investors realized tremendous losses of approximately 18% in net asset value.

COUNT I
Violations of Section 11 of the Securities Act
Against All Defendants

57. Plaintiffs repeat and reallege each and every of the foregoing allegations above.

58. Count I is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of Plaintiffs and the Class, against all Defendants.

59. The Registration Statement/Prospectus, corresponding amendments and prospectuses and prospectus amendments, as well as other materials filed with the SEC, were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

60. Defendant Evergreen Fixed Income Trust is the registrant for the shares of the Fund. The Defendants named herein were responsible for the contents and dissemination of the Registration Statement.

61. As issuer of the shares, Defendants are strictly liable to Plaintiffs and the Class for the misstatements and omissions.

62. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

63. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act.

64. Plaintiffs acquired shares of the Fund during the Class Period and pursuant to the Registration Statement/Prospectus.

65. Plaintiffs and the Class have sustained damages. The value of the shares of the Fund declined substantially subsequent to and due to Defendants' violations.

66. At the times they purchased or otherwise acquired shares of the Fund, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 19, 2008, when Defendants announced the closing and liquidation of the Fund.

67. Less than one year has elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiffs filed this Complaint. Less than three years elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiffs filed this Complaint.

COUNT II
Violations of Section 12(a)(2) of the Securities Act
Against All Defendants

68. Plaintiffs repeat and reallege each and every of the foregoing allegations above.

69. Count II is brought pursuant to Section 12(a)(2) of the Securities Act on behalf of Plaintiffs and the Class, against all Defendants.

70. Defendants were sellers and offerors and/or solicitors of purchasers of the shares of the Fund offered pursuant to the Registration Statement/Prospectus.

71. The Registration Statement/Prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

72. The Individual Defendants' actions of solicitation included participating in the preparation of the false and misleading Registration Statement/Prospectus and participating in marketing the shares of the Fund to investors.

73. Defendants owed to the purchasers of the shares of the Fund, including Plaintiffs and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement/Prospectus to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

74. Defendants in the exercise of reasonable care should have known of the misstatements and omissions contained in the offering materials as set forth above.

75. Plaintiffs and other members of the Class purchased or otherwise acquired shares of the Fund pursuant to the defective Registration Statement/Prospectus. Plaintiffs did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in Defendants' solicitation materials.

76. By reason of the conduct alleged herein, these Defendants violated, and/or controlled a person who violated, § 12(a)(2) of the Securities Act.

77. Accordingly, Plaintiffs and members of the Class who hold shares of the Fund have the right to rescind and recover the consideration paid for their shares of the Ultra-Short Fund and hereby elect to rescind and tender those shares to the Defendants sued herein.

78. Plaintiffs and/or Class members who have sold their shares of the Fund are entitled to rescissory damages.

COUNT III
Violations of Section 15 of the Securities Act
Against the Individual Defendants

79. Plaintiffs repeat and reallege each and every of the foregoing allegations above.

80. Count III is brought pursuant to Section 15 of the Securities Act on behalf of Plaintiffs and the Class, against the Individual Defendants.

81. Each of the Individual Defendants was a control person of the Fund by virtue of his or her position as a trustee and/or senior officer of the Trust, EMIC, the Fund, or other Defendant companies.

82. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other directors and/or officers and/or major shareholders of the Fund.

83. Each of the Individual Defendants was a culpable participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on their having signed the Registration Statement/Prospectus and having otherwise participated in the process which allowed the sale of the shares of the Fund to be successfully completed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding rescission or a rescissory measure of damages as to Count II; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: June 23rd, 2008

PAGE PERRY, LLC

[signature]

J. Boyd Page
Georgia Bar No. 559025
James M. Evangelista
Georgia Bar No. 707807
David J. Worley
Georgia Bar No. 776665

1040 Crown Pointe Parkway
Suite 1050
Atlanta, Georgia 30338
Telephone (770) 673-0047
Facsimile (770) 673-0120
jbpage@pageperry.com
jevangelista@pageperry.com
dworley@pageperry.com

MADDOX HARGETT & CARUSO, P.C.
Thomas A. Hargett
10100 Lantern Road
Suite 150
Fishers, Indiana 46037
Telephone (317) 598-2040
Facsimile (317) 598-2050
tahargett@mhclaw.com

DAVID P. MEYER & ASSOCIATES, CO. L.P.A.
David P. Meyer
Matthew R. Wilson
1320 Dublin Road
Suite 100
Columbus, Ohio 43215
Telephone (614) 224-6000
Facsimile (614) 224-6066
dmeyer@dmlaws.com
mwilson@dmlaws.com

PYLE, ROME, LICHTEN,
EHRENBERG & LISS-RIORDAN, PC

Betsy Ehrenberg
Betsy Ehrenberg, BBO # 554628
18 Tremont Street, Suite 500
Boston, MA 92108
Telephone (617) 367-7200
Facsimile (617) 367-4820

Attorneys for Plaintiffs

David P. Meyer & Associates Co., LPA
1320 Dublin Road, Ste. 100
Columbus, Ohio 43215
1-866-827-6537
www.dmlaws.com

Exhibit A

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

Thomas G. Keefe and Dawn K. Keefe ("Plaintiff"), declares as to the claims asserted, or to be asserted, under the federal securities laws, that:

1. Plaintiff has reviewed the Evergreen Ultra Short Opportunities Fund (EUBAX) complaint.

2. Plaintiff did not purchase any common stock/securities that are the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action under the federal securities laws.

2. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is not dependent upon execution of this Plaintiff Certification.

3. BEFORE the start of the Class Period, Plaintiff held 36,578 shares of Evergreen Ultra Short Opportunities Fund (EUBAX) common stock/securities.

4. The following includes all of Plaintiff's transactions DURING the Class Period specified in the complaint for the common stock/securities that are the subject of this action:

SECURITY (Common Stock, Call, Put, Bonds)	TRANSACTION (Purchase, Sale)	QUANTITY	TRADE DATE	PRICE PER SHARE/SECURITY
EUBAX - see attached				

Please list additional transactions on a separate sheet if necessary.

2. Plaintiff's shares were acquired (check all that apply): ☐ IRA ☐ Employer-sponsored plan (401K, 403B, etc.) ☒ Non-retirement account ☐ Merger/acquisition ☐ Other (describe): ____________

3. Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws within the past three years, unless otherwise stated in the space below:

4. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of June, 2008.

[signature] Thomas G. Keefe
SIGNATURE
Dawn K. Keefe

[redacted]

Currently Viewing
Realized Gain/Loss

Select Account
[redacted]

EVERGREEN ULTRA SHORT

Back To I

2008 Realized Gain/Loss Detail for [redacted]

Purchase Date	Sale Date	Quantity	Purchase Price Per Share	Purchase Amount	Sale Price Per Share	Sale Amount	Realized Gain/Loss	
02/12/04	06/17/08	8,449.304	$10.060	$85,000.00	$7.680	$64,889.26	$-20,110.74	-23.
03/18/04	06/17/08	17,361.111	$10.080	$175,000.00	$7.680	$133,330.46	$-41,669.54	-23.
12/31/04	06/17/08	767.837	$9.979	$7,662.53	$7.680	$5,896.86	$-1,765.67	-23.
12/30/05	06/17/08	1,168.787	$9.891	$11,560.56	$7.680	$8,976.09	$-2,584.47	-22.
01/31/06	06/17/08	104.986	$9.800	$1,028.88	$7.680	$806.29	$-222.59	-21.
02/28/06	06/17/08	102.288	$9.780	$1,000.38	$7.680	$785.55	$-214.83	-21.
03/31/06	06/17/08	124.697	$9.750	$1,215.80	$7.680	$957.65	$-258.15	-21.
04/28/06	06/17/08	109.397	$9.740	$1,065.53	$7.680	$840.15	$-225.38	-21.
05/31/06	06/17/08	123.139	$9.720	$1,196.91	$7.680	$945.69	$-251.22	-20.
06/30/06	06/17/08	128.590	$9.720	$1,249.89	$7.680	$987.55	$-262.34	-20.
07/31/06	06/17/08	117.973	$9.730	$1,147.88	$7.680	$906.01	$-241.87	-21.
08/31/06	06/17/08	127.368	$9.750	$1,241.84	$7.680	$978.17	$-263.67	-21.
09/29/06	06/17/08	128.655	$9.760	$1,255.67	$7.680	$988.05	$-267.62	-21.
10/31/06	06/17/08	125.884	$9.780	$1,231.15	$7.680	$966.77	$-264.38	-21.
11/30/06	06/17/08	126.805	$9.790	$1,241.42	$7.680	$973.84	$-267.58	-21.
12/29/06	06/17/08	141.165	$9.770	$1,379.18	$7.680	$1,084.12	$-295.06	-21.
01/31/07	06/17/08	125.834	$9.750	$1,226.88	$7.680	$966.38	$-260.50	-21.
02/28/07	06/17/08	124.683	$9.780	$1,219.40	$7.680	$957.54	$-261.86	-21.
03/30/07	06/17/08	147.087	$9.790	$1,439.98	$7.680	$1,129.60	$-310.38	-21.
04/30/07	06/17/08	137.654	$9.780	$1,346.26	$7.680	$1,057.16	$-289.10	-21.
05/31/07	06/17/08	150.760	$9.730	$1,466.89	$7.680	$1,157.81	$-309.08	-21.
06/29/07	06/17/08	151.210	$9.720	$1,469.76	$7.680	$1,161.27	$-308.49	-20.
07/31/07	06/17/08	144.667	$9.670	$1,398.93	$7.680	$1,111.02	$-287.91	-20.
08/31/07	06/17/08	163.238	$9.630	$1,571.98	$7.680	$1,253.64	$-318.34	-20.
09/28/07	06/17/08	130.275	$9.650	$1,257.15	$7.680	$1,000.49	$-256.66	-20.
10/31/07	06/17/08	150.207	$9.630	$1,446.49	$7.680	$1,153.56	$-292.93	-20.
11/30/07	06/17/08	156.217	$9.620	$1,502.81	$7.680	$1,199.72	$-303.09	-20.
12/31/07	06/17/08	147.218	$9.540	$1,404.46	$7.680	$1,130.61	$-273.85	-19.
01/31/08	06/17/08	152.193	$9.540	$1,451.92	$7.680	$1,168.82	$-283.10	-19.
02/29/08	06/17/08	159.285	$9.470	$1,508.43	$7.680	$1,223.28	$-285.15	-18.
03/31/08	06/17/08	150.020	$9.350	$1,402.69	$7.680	$1,152.13	$-250.56	-17.
04/30/08	06/17/08	155.999	$9.240	$1,441.43	$7.680	$1,198.05	$-243.38	-16.
05/30/08	06/17/08	167.526	$9.130	$1,529.51	$7.680	$1,286.57	$-242.94	-15.
Total*		31,722.061		$317,562.59		$243,620.16	$-73,942.43	-23.

Total realized gain/loss does not include positions without a cost basis

Please Note: The "Realized Gain/Loss" information may include calculations based upon non- UBS Financial Services Inc. cost basis information. The independently verify or guarantee the accuracy or validity of any information provided by sources other than UBS Financial Services Inc. In addition, if positions with unavailable cost basis, the realized gain/loss for these positions are excluded in the calculation for the Total Realized Gain/Loss. As a re not be accurate and are provided for informational purposes only. Clients should not rely on this information in making purchase or sell decisions, for ta otherwise. Rely only on year-end tax forms when preparing your tax return

Friday, June 20, 2008

[redacted]

JS 44 (Rev. 12/07)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
Thomas G. Keefe and Dawn K. Keefe

DEFENDANTS
Evergreen Investment Management Co LLC, Evergreen Fixed Income Trust, Evergreen Investment Services, Inc., et al.

(b) County of Residence of First Listed Plaintiff York, VA
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant Norfolk, MA
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Page Perry, LLC 1040 Crown Pointe Parkway, Suite 1050, Atlanta, GA 30338 770-673-0047

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☒ 4
Citizen of Another State	☒ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity):
15 U.SC. §77k
Brief description of cause:
Violation of the Federal Securities Laws

VII. REQUESTED IN COMPLAINT: ☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE DOCKET NUMBER

DATE 6-23-08 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

Print

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Thomas G. Keefe vs. Evergreen Investment Management Co LLC

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

- [ ] I. 160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.
- [x] II. 195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases
- [ ] III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.
- [ ] IV. 220, 422, 423, 430, 460, 462, 463, 465, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.
- [ ] V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

None

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES [ ] NO [x]

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES [ ] NO [x]

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES [ ] NO [ ]

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES [ ] NO [x]

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES [x] NO [ ]

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division [x] Central Division [ ] Western Division [ ]

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division [ ] Central Division [ ] Western Division [ ]

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES [ ] NO [ ]

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME David J. Worley

ADDRESS Page Perry, LLC 1040 Crown Pointe Parkway, Suite 1050, Atlanta, GA 30338

TELEPHONE NO. 770-673-0047

(CategoryForm-08.wpd -2/8/08)

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

GENEVIEVE M. MIERZWINSKI, on behalf of herself and all others similarly situated,

Plaintiff,

vs.

EVERGREEN FIXED INCOME TRUST, EVERGREEN INVESTMENT SERVICES, INC., EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, WACHOVIA CORPORATION, DENNIS H. FERRO AND KASEY PHILLIPS

Defendants.

Case No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff, by her undersigned attorneys, alleges the following based upon the investigation of plaintiff's counsel, which included inspection of United States Securities and Exchange Commission ("SEC") filings by the Evergreen Fixed Income Trust (the "Evergreen Trust"), and press releases and other public statements issued by the Evergreen Trust, media reports about the Evergreen Trust and its constituent funds. Plaintiff believes that substantial additional evidentiary support exists and additional evidentiary support will be determined to exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of herself and all others similarly situated who purchased all classes of shares of the Evergreen Ultra Short Opportunities Fund (the "Fund") during the period between October 28, 2005 and June 18, 2008, inclusive (the

"Class Period"). It was recently announced that the Fund will be liquidated with shareholders of record as of June 18, 2008 receiving a cash distribution based on a $7.48 share net asset value, calculated after the close of business on June 18, 2008. The amount to be paid to shareholders of the Fund in the liquidation is significantly lower than the price at which the Fund's shares were offered for sale to the public during the Class Period and only seven business days earlier on June 9, 2008, when they were offered at $9.07 per share. Defendants made materially false or misleading statements with respect to the safety and stability of the Fund's net asset value ("NAV") and the NAV of the Fund during the Class Period. As a result, Plaintiff and the members of the Class have suffered damages as the Funds' NAV dropped precipitously in value and its shares were ultimately cashed out by the Fund at $7.48 per share.

JURISDICTION AND VENUE

2. The claims alleged herein arise under and pursuant to Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C §§77k and 77o.

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 22(a) of the Securities Action (15 U.S.C. §77v(a)) and 28 U.S.C. § 1331).

4. Venue is proper in this Judicial District pursuant to Section 22(a) of the Securities Act, 15 U.S.C §77v(a), and 28 U.S.C §1391(b). Many of the acts and transactions alleged herein, including preparation and dissemination of the false and misleading Registration Statements and Prospectuses described herein, used to sell the Fund's shares occurred in substantial part in this District. Additionally, the principal place of business of the Defendants is within this District.

5. In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce

including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff Genevieve M. Mierzwinski purchased shares of the Fund pursuant to and/or traceable to the Registration Statements at issue and has been damaged thereby.

7. Defendant Evergreen Fixed Income Trust ("Evergreen Trust") is a Delaware organized entity that has its principal place of business at 200 Berkeley Street, Boston, Massachusetts. It is the issuer of the shares of the Funds purchased by Plaintiff and the members of the Class.

8. Defendant Evergreen Investment Management Company, LLC ("Evergreen Investments") is the investment advisor of the Fund. It is a wholly owned subsidiary of Defendant Wachovia Corporation ("Wachovia").

9. Defendant Evergreen Investment Services, Inc. ("Evergreen Services") was the underwriter and distributor of the shares of the Fund sold by Evergreen Trust. Evergreen Services marketed the Fund through broker-dealers and others primarily affiliated with Wachovia. The principal place of business of Evergreen Investments and Evergreen Services is 200 Berkeley Street, Boston, Massachusetts.

10. Defendant Wachovia is a diversified financial services company and one of the largest such providers in the United States. It has retail and commercial banking operations in 21 states and nationwide retail brokerage, mortgage lending and auto finance businesses. Its headquarters are located at 301 South College Street, Suite 4000, One Wachovia Center, Charlotte, North Carolina. Evergreen Investments is the entity through which Wachovia operates its investment management business.

11. Defendant Dennis H. Ferro ("Ferro") has been, at all relevant times, the President and Chief Executive Office of Evergreen Investments and the Principal Executive Officer of Evergreen Trust. He signed the Registration Statements issued by Evergreen Trust during the Class Period, which are materially false or misleading.

12. Defendant Kasey Phillips ("Phillips") has been, at all relevant times, the Principal Financial Officer of Evergreen Trust. He signed the Registration Statements issued by Evergreen Trust during the Class Period, which are materially false or misleading.

13. Defendants Ferro and Phillips are referred to herein, at times, as the "Individual Defendants."

CLASS ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class) consisting of all persons who purchased shares of the Fund issued pursuant to or traceable to the Registration Statements filed with the SEC by Evergreen Trust on October 28, 2005, October 26, 2006, and October 26, 2007, during the Class Period and were damaged thereby. Excluded from the Class are Defendants herein, members of the immediate family of each of the Defendants, the officers and directors of the Defendant entitles at all relevant times, any person, firm, trust, corporation, officer, director, or individual or entity in which any Defendant has a controlling interest or which is related to or affiliated with any of the Defendants, and the legal representatives, agents, affiliates, heirs, successors-interest or assigns of any such excluded party.

15. The members of the Class are so numerous that joinder of all members is impractical. While the precise number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, they are believed to number in the

thousands. The members of the Class may be identified from books and records maintained by Defendants, the Fund, or the Fund's transfer agent, Evergreen Service Company, LLC. Class members may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class action litigation.

16. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' conduct in violation of federal law complained of herein.

17. Plaintiff does not have any interests antagonistic to, or in conflict with, the other members of the Class.

18. Plaintiff will fairly and adequately represent and protect the interest of the other members of the Class and has retained counsel competent and experience in class and securities litigation.

19. Questions of law and fact common to the members of the Class which predominate over questions which may affect individual Class members include: (a) whether defendants violated Sections 11 and 15 of the Securities Act; (b) whether the Registration Statements at issue misrepresented material facts; (c) whether the Registration Statements at issue omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading; and (d) whether the members of the Class have sustained damages proximately caused by the alleged misrepresentations and omissions, and, if so, what is the appropriate measure of damages.

20. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Further, because the damages suffered by individual Class members may be relatively small, the

expense and burden of individual litigation make it impossible for the Class members individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

21. The Fund is an open-end mutual fund with its shares being offered on a continuous basis to the public pursuant to registration statements filed with the SEC. during the Class Period, Evergreen Trust filed Registration Statements with the SEC for the sale of all classes of share in the Funds on October 28, 2005, October 26, 2006, and October 26, 2007 (the "Registration Statements").

22. The Registration Statements covered four classes of shares, each with its own ticker symbol -- (NASDAQ: EUBAX, EUBBX, EUBCX, EUBIX). The reported price reflected the NAV of the Fund. As a result, the purchase and sales price for shares in the Fund were based upon the reported NAV.

23. In this regard, the Registration Statements stated that the NAV is calculated "using the value of the Fund's assets as of 4:00 p.m. ET on each day the New York Stock Exchange... is open for regular trading" by "adding up the Fund's total assets, subtracting all liabilities, and then dividing the result by the total number of shares outstanding." In addition, they stated that: "the price per share that you pay when you purchase shares of a Fund, or the amount per share that you receive when you sell shares of a Fund, is based on the next NAV calculated after your purchase or sale order is received (after taking into account any applicable sales charges) and all required information is provided."

24. At the commencement of the Class Period, October 28, 2005, the Fund's closing price was $9.83 for each class of shares. On the dates of the Registration Statements of October

26, 2006 and October 26, 07, the NAV was $9.76 and $9.65 for each class of shares, respectively.

25. The Registration Statements represented that the Fund's investment goal was "to provide current income with preservation of capital at low principal fluctuation." Consistent with these goals, and its relatively stable NAV, investors poured significant sums into the Fund allowing it to grow from $ 641 million as of June 30, 2005 in net assets to $741 million as of December 31, 2007.

26. Regarding valuing the Fund's investments, the Registration Statements stated:

> A Fund must determine the value of the securities in its portfolio in order to calculate its NAV. A Fund generally values portfolio securities by using current market prices. Money market securities and short-term debt securities that mature in 60 days or less, however, are generally valued at amortized cost, which approximates market value.
>
> *Valuing securities at a "fair value".* If a market price for a security is not readily available or is deemed unreliable, a Fund will use a "fair value" of the security as determined under policies established and reviewed by the Board of Trustee...
>
> * * *
>
> *Debt securities with more than 60 days to maturity.* A Fund will generally value debt securities that mature in more than 60 days for which market prices are unavailable by using matrix pricing or other methods provided by an independent pricing service or other service, that typically take into consideration such factors as similar security prices, yield, maturities, liquidity and ratings.

27. These statements were materially false or misleading because the NAV was inaccurately calculated because the valuations of various securities held by the Fund, including securities whose value depended on the value of sub-prime securities, did not reflect the value at which the securities could be sold on a current basis.

28. The Registration Statements highlighted the safety of investing in the Fund based upon its objective of providing current income while still preserving capital and having low principal fluctuation by representing that the Fund principally invested in "investment grade

securities" which were identified as being "rated in the top four rating categories (*e.g.*, BBB/Baa or above) by a nationally recognized statistical ratings organization." Moreover, the Registration Statements stated that the Fund intended to maintain "an average credit quality of Aa3, as defined by Moody's Investors Services, Inc. or an equivalent rating by another nationally recognized statistical ratings organization.

29. These statements were materially false or misleading because the Fund in fact, employed a strategy of investing in highly risky securities that, during the Class Period, were illiquid or otherwise became difficult to value. The Fund primarily invested in commercial and residential fixed and variable rate mortgage-backed securities, including collateralized mortgage obligations and other mortgage-related investments, and auction-rate securities. Many of these securities were illiquid, had erratic pricing or had no reliable market quotation.

30. Mortgage-backed securities known as collateralized debt obligations ("CDOs") bundled bonds or loans that were typically sliced into several parts or divided into tranches purportedly dependent on risk. The market value of the CDO depended on the flow of principal and interest paid by the borrower whose mortgage served as the underlying collateral. While the country's housing boom was occurring, the value of CDOs backed by mortgages remained stable because borrowers, rather than default, were able to refinance because housing prices were typically increasing. As housing prices began to level off or decline, however, more borrowers were falling begin dint her mortgage payments, were unable to refinance and the value of CDOS, which were backed by such loans, began to decrease. In addition, as adjustable rate mortgages began increasing the interest rates borrowers had to pay, defaults began increasing, which resulted in less funds going to the CDOs.

31. As the credit crisis deepened during the summer of 2007, CDOs and other mortgage-backed securities began to lose value. In addition, it became more difficult to determine the accurate value of various investments as, in many cases, no market existed for such securities.

32. Defendants solicited investors and sold shares of the Fund pursuant to the Registration Statements based on false representations as to the safety and stability of the Fund and at inflated share prices.

33. One June 19, 2008, Evergreen Investments announced that the Board of Trustees of Evergreen Funds approved of a plan to liquidate the Fund. Shareholders of record as of June 18, 2008 were to receive a cash distribution based on a $7.48 per share NAV, which was calculated after the close of business on June 18, 2007, representing a decline in the NAV of the Fund from $9.54 per share as of December 31, 2007, a decline of approximately 22%.

COUNT I

Violations of Section 11 of the Securities Act Against Defendant Evergreen Trust, Defendant Evergreen Services and the Individual Defendants

34. Plaintiff repeats and realleges each and every allegation above as if set fort fully herein.

35. This Count is brought by Plaintiff pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the members of the Class each of whom purchased shares in the Fund issued pursuant to or traceable to one or more of the Registration Statements filed by Evergreen Trust.. This claim is not based on and does not sound in fraud and expressly excludes any element of any paragraph that alleges that defendants' misconduct was done intentionally, knowingly or with reckless disregard for the truth and any element of a paragraph that otherwise sounds in fraud.

36. Plaintiff acquired shares in the Fund pursuant to or traceable to each of the Registration Statements.

37. The Registration Statements were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and concealed and failed adequately to disclose material facts, as set forth above.

38. Evergreen Trust is the issuer of the shares of the Fund issues pursuant to the Registration Statements. As the issuer, Evergreen Trust is strictly liable to Plaintiff and the members of the Class for the misstatements in, and the omissions from, the Registration Statements.

39. Each Individual Defendant signed each of the Registration Statements and Evergreen Services was the underwriter of each of the offerings of shares subject to each Registration Statement pursuant to a Principal Underwriting Agreement between Evergreen Trust and Evergreen Services.

40. None of the Individual Defendants nor Evergreen Services made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements detailed above were true and without omissions of any material facts and were not misleading. The Individual Defendants and Evergreen Services, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statements as set forth herein.

41. Plaintiff and the members of the Class who purchased shares in the Fund issued pursuant to or traceable to one or more of the Registration Statements have sustained damages, to be computed in accordance with Section 11(e) of the Securities Act, 15 U.S.C §§77k(e).

42. Neither Plaintiff nor any member of the Class knew, or by the reasonable exercise of care could have known, of the facts concerning the inaccurate and misleading statements and omissions alleged herein. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based. Less than three years have elapsed between the time that the securities upon which this claim is brought were offered to the public and the filing of this Complaint.

43. In connection with the sale of shares issued pursuant to the Registration Statements, the defendants named in this count, directly or indirectly, used the means and instrumentalities of interstate commerce and the United States Mails.

44. By reason of the foregoing, the defendants named in this count have violated Section 11 of the Securities Act and are liable to Plaintiff and the members of the Class who purchased shares in the Fund pursuant to and/or traceable to one or more of the Registration Statements, each of whom has been damaged by reason of such violations.

COUNT II

Violation of Section 15 of the Securities Act Against Defendants Wachovia and Evergreen Investments

45. Plaintiff repeats and realleges the allegations set forth above as though fully set forth herein.

46. This Claim is brought by Plaintiff pursuant to Section 15 of the Securities Act, 15 U.S.C. § 77o, on behalf of the members of the Class. This claim is not based on and does not sound in fraud and expressly excludes any element of any paragraph that alleges that defendants' misconduct was done intentionally, knowingly or with reckless disregard for the truth and any element of a paragraph that otherwise sounds in fraud.

47. Each of the defendants named in this Count were control persons of Evergreen Trust by virtue of the following facts:

a. Evergreen Investments was, at all relevant times, the investment advisor for the Fund, and responsible for all of the investments made by the Fund and their valuation. In addition, defendant Ferro was, at all relevant times, the President and Chief Executive Office of Evergreen Investments and the Principal Executive Officer of Evergreen Trust.

b. Wachovia is the corporate parent of Evergreen Investments and thus controlled and had the ability to control Evergreen Trust through Evergreen Investments.

48. Neither of these defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements detailed above were true and devoid of any omissions of material fact. Therefore, by reason of their positions of control over the Evergreen Trust, as alleged herein, pursuant to Section 15 of the Securities Act, each of these defendants is liable jointly and severally with and to the same extent that Evergreen Trust is liable to Plaintiff and the members of the Class as a result of the wrongful conduct alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on her own behalf and on behalf of the Class, prays for relief and judgment, as follows:

A. Declaring this action to be a proper class action pursuant to Rule 23(a) and (b) (3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

B. Awarding Plaintiff and the other members of the Class damages in an amount that may be proven at trial, together with interest thereon;

C. Awarding Plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as reasonable attorneys' fees, expert witness fees and other costs; and

D. Awarding such other relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: August 18, 2008

/s/ Leslie R. Stern
Leslie R. Stern, Esq. (BBO# 631201)
Jeffrey C. Block, Esq. (BBO# 6007470
BERMAN DEVALERIO PEASE
TABACCO BURT & PUCILLO
One Liberty Square, 8th Floor
Boston, MA 02109
(617) 542-8300

Jeffrey A. Klafter, Esq.
KLAFTER OLSEN & LESSER LLP
1311 Mamaroneck Ave., Suite 220
White Plains, NY 10605
(914) 997-5656

Cyrus Mehri
Mehri & Skalet, PLLC
1250 Connecticut Avenue NW
Suite 300
Washington, DC 20036
(202)-822-5100

Attorneys for Plaintiff

JS 44 (Rev 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

GENEVIEVE M. MIERZWINSKI, on behalf of herself and all others similarly situated,

(b) County of Residence of First Listed Plaintiff: New Haven, CT
(EXCEPT IN U S PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)
Jeffrey A. Klafter, Klafter Olsen & Lesser LLP, 1311 Mamaroneck Ave. White Plains, NY 10605, 914-997-5656

DEFENDANTS

Evergreen Fixed Income Trust, Evergreen Investment Services Inc., Evergreen Investment Management Company, LLC, et al.

County of Residence of First Listed Defendant: Norfolk, MA
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S Government Plaintiff
- ☒ 3 Federal Question (U S Government Not a Party)
- ☐ 2 U S Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 15 U.S.C §§77k and 77o

Brief description of cause:

VII. REQUESTED IN COMPLAINT: ☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 **DEMAND $**

CHECK YES only if demanded in complaint: **JURY DEMAND:** ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions). JUDGE Nathaniel M. Gorton DOCKET NUMBER 08-11326

DATE 08/19/2008 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ________ AMOUNT ________ APPLYING IFP ________ JUDGE ________ MAG. JUDGE ________

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Genevieve Mierzwinski v. Evergreen Income Trust

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

- [ ] I. 160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.
- [✓] II. 195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases
- [ ] III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.
- [ ] IV. 220, 422, 423, 430, 460, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.
- [ ] V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

Thomas G. Keefe vs. Evergreen Investment Management Co. LLC

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES [ ] NO [✓]

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES [ ] NO [✓]

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES [ ] NO [ ]

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES [ ] NO [✓]

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES [ ] NO [✓]

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division [ ] Central Division [ ] Western Division [ ]

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division [✓] Central Division [ ] Western Division [ ]

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES [ ] NO [ ]

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Jeffrey A. Klafter

ADDRESS 1311 Mamaroneck Ave. Suite 220 White Plains, NY 10605

TELEPHONE NO. 914-997-2444

(CategoryForm.wpd - 5/2/05)

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Genevieve Mierzwinski v. Evergreen Income Trust

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

☐	I.	160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.	
☑	II.	195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950.	*Also complete AO 120 or AO 121 for patent, trademark or copyright cases
☐	III.	110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.	
☐	IV.	220, 422, 423, 430, 460, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.	
☐	V.	150, 152, 153.	

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

   Thomas G. Keefe vs. Evergreen Investment Management Co. LLC

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

   YES ☐ NO ☑

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

   YES ☐ NO ☑

   If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

   YES ☐ NO ☐

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

   YES ☐ NO ☑

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

   YES ☐ NO ☑

   A. If yes, in which division do all of the non-governmental parties reside?

   Eastern Division ☐ Central Division ☐ Western Division ☐

   B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

   Eastern Division ☑ Central Division ☐ Western Division ☐

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

   YES ☐ NO ☐

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Leslie R. Stern

ADDRESS One Liberty Square, Boston, MA 02109

TELEPHONE NO. 617-542-8300

EVERGREEN ULTRA SHORT OPPORTUNITIES FUND
CERTIFICATION PURSUANT TO THE FEDERAL SECURITIES LAWS

Genevieve M. Mierzwinski ("Plaintiff") duly swears and says, as to the claims asserted under the federal securities laws, that:

1. I have retained Mehri & Skalet, PLLC and Klafter Olsen & Lesser LLP as my counsel, reviewed the complaint, and authorized the filing of a substantially similar complaint on my behalf. I understand that my counsel may join with other qualified counsel to prosecute this case.

2. The shares that are the subject of this action were not purchased at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. The transactions in the shares that are the subject of this action during the Class Period are as follows:

Date	Number of Shares Purchased	Price Per Share

See attachment (3 pages)

Date	Number of Shares Sold	Price Per Share

See attachment (3 pages)

5. Plaintiff has not sought to serve as a class representative in more than five class actions filed under the securities laws in the last three (3) years. Other than this action, Plaintiff has sought to be appointed a lead plaintiff in the following action(s):

Action	Date
NONE	

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except as ordered or approved by the Court for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury under the laws of United States that the foregoing is true and correct. Executed this 14 day of August 2008, at

Waterbury, Conn.

Genevieve M. Muszynski

Plaintiff's signature

(1) 34,891

WACHOVIA SECURITIES

GENEVIEVE M MIERZWINSKI

[redacted]

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
020 / C1 / C117 / [redacted]

June 1 - June 30, 2008

Realized gain/loss continued

Realized Gain/Loss Summary

	THIS PERIOD GAIN	THIS PERIOD LOSS	THIS PERIOD NET	YEAR TO DATE GAIN	YEAR TO DATE LOSS	YEAR TO DATE NET
Short-term	0.00	- 358.56	-358.56	0.00	- 358.56	-358.56
Long-term	0.00	- 8,372.98	-8,372.98	0.00	- 8,377.36	-8,377.36
Total Realized Gain/Loss	**$ 0.00**	**-$ 8,731.54**	**-$8,731.54**	**$ 0.00**	**-$ 8,735.92**	**-$8,735.92**

Realized Gain/Loss Detail

Short-term DESCRIPTION	QUANTITY	ORIGINAL PRICE	DATE ACQUIRED	CLOSE DATE	PROCEEDS	COST/ADJUSTED COST	GAIN/LOSS
EVERGREEN ULTRA SHORT OPPORTUNITIES FUND CL C	14.6940	9.7200	07/03/07	06/18/08	109.91	142.83	-32.92
	14.0060	9.6700	08/02/07	06/18/08	104.76	135.44	-30.68
	15.7730	9.6300	09/05/07	06/18/08	117.98	151.89	-33.91
	12.5890	9.6500	10/02/07	06/18/08	94.16	121.48	-27.32
	14.5010	9.6300	11/02/07	06/18/08	108.46	139.64	-31.18
	15.0710	9.6200	12/04/07	06/18/08	112.73	144.98	-32.25
	14.1990	9.5400	01/03/08	06/18/08	106.20	135.46	-29.26
	14.7190	9.5400	02/04/08	06/18/08	110.09	140.42	-30.33
	15.4110	9.4700	03/04/08	06/18/08	115.27	145.94	-30.67
	14.5120	9.3500	04/02/08	06/18/08	108.54	135.69	-27.15
	15.0530	9.2400	05/02/08	06/18/08	112.59	139.09	-26.50
	16.1530	9.1300	06/03/08	06/18/08	121.09	147.48	-26.39
Total Short-term					**$ 1,321.78**	**$ 1,680.34**	**-$358.56**

Long-term DESCRIPTION	QUANTITY	ORIGINAL PRICE	DATE ACQUIRED	CLOSE DATE	PROCEEDS	COST/ADJUSTED COST	GAIN/LOSS
EVERGREEN ULTRA SHORT OPPORTUNITIES FUND CL C	2,877.8860	10.0300	08/01/03	06/18/08	21,526.58	28,871.14	-7,344.56
	5.1820	10.0400	09/03/03	06/18/08	38.76	52.03	-13.27
	5.7780	10.0800	10/02/03	06/18/08	43.21	58.24	-15.03
	6.2750	10.0500	11/04/03	06/18/08	46.93	63.06	-16.13
	5.5510	10.0400	12/02/03	06/18/08	41.52	55.73	-14.21
	6.6030	10.0300	01/05/04	06/18/08	49.39	66.23	-16.84
	6.4980	10.0500	02/03/04	06/18/08	48.80	65.30	-16.70

(2) 34,692

[redacted]

GENEVIEVE M MIERZWINSKI

Sub / Branch / Rep / Account No.
020 / C1 / C117 / [redacted]

June 1 - June 30, 2008

Realized Gain/Loss Detail continued

Long-term

DESCRIPTION	QUANTITY	ORIGINAL PRICE	DATE ACQUIRED	CLOSE DATE	PROCEEDS	COST/ADJUSTED COST	GAIN/LOSS
	5.8550	10.0700	03/02/04	06/18/08	43.79	58.96	- 15.17
	6.0550	10.0700	04/02/04	06/18/08	45.29	60.97	- 15.68
	6.2480	10.0000	05/04/04	06/18/08	46.73	62.48	- 15.75
	6.3580	9.9600	06/02/04	06/18/08	47.55	63.33	- 15.78
	6.8940	9.9600	07/02/04	06/18/08	51.56	68.66	- 17.10
	7.5480	9.9700	08/03/04	06/18/08	56.45	75.25	- 18.80
	7.5550	10.0100	09/02/04	06/18/08	56.51	75.63	- 19.12
	7.5550	9.9900	10/04/04	06/18/08	56.51	75.47	- 18.96
	7.6600	9.9900	11/02/04	06/18/08	57.29	76.52	- 19.23
	7.9200	9.9400	12/02/04	06/18/08	59.24	78.72	- 19.48
	8.9610	9.9500	01/04/05	06/18/08	67.02	89.16	- 22.14
	7.7560	9.9500	02/02/05	06/18/08	58.01	77.17	- 19.16
	7.4670	9.9300	03/02/05	06/18/08	55.85	74.15	- 18.30
	7.9830	9.9200	04/04/05	06/18/08	59.71	79.19	- 19.48
	8.1240	9.9500	05/03/05	06/18/08	60.76	80.83	- 20.07
	8.3630	9.9500	06/02/05	06/18/08	62.55	83.21	- 20.66
	8.6540	9.9400	07/05/05	06/18/08	64.73	86.02	- 21.29
	9.8780	9.9000	08/02/05	06/18/08	73.88	97.79	- 23.91
	9.9000	9.9000	09/02/05	06/18/08	74.05	98.01	- 23.96
	10.3340	9.8600	10/04/05	06/18/08	77.29	101.89	- 24.60
	9.8470	9.8300	11/02/05	06/18/08	73.65	96.80	- 23.15
	10.5670	9.8200	12/02/05	06/18/08	79.04	103.77	- 24.73
	11.7180	9.8100	01/04/06	06/18/08	87.65	114.95	- 27.30
	10.0710	9.8000	02/02/06	06/18/08	75.33	98.70	- 23.37
	9.8130	9.7800	03/02/06	06/18/08	73.40	95.97	- 22.57
	12.0230	9.7500	04/04/06	06/18/08	89.93	117.22	- 27.29
	10.5770	9.7400	05/02/06	06/18/08	79.11	103.02	- 23.91
	11.9140	9.7200	06/02/06	06/18/08	89.11	115.80	- 26.69
	12.4470	9.7200	07/05/06	06/18/08	93.10	120.98	- 27.88
	11.4000	9.7300	08/02/06	06/18/08	85.27	110.92	- 25.65
	12.2670	9.7500	09/05/06	06/18/08	91.75	119.60	- 27.85
	12.3980	9.7600	10/03/06	06/18/08	92.73	121.00	- 28.27
	12.1050	9.7800	11/02/06	06/18/08	90.54	118.39	- 27.85
	12.1940	9.7900	12/04/06	06/18/08	91.21	119.38	- 28.17
	13.5730	9.7700	01/04/07	06/18/08	101.52	132.61	- 31.09
	12.1070	9.7500	02/02/07	06/18/08	90.56	118.04	- 27.48
	12.0450	9.7800	03/02/07	06/18/08	90.09	117.80	- 27.71
	14.2510	9.7900	04/03/07	06/18/08	106.59	139.52	- 32.93

[redacted]

(3) 34,893

WACHOVIA SECURITIES

GENEVIEVE M MIERZWINSKI

[redacted]

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
020 / C1 / C117 / [redacted]

June 1 - June 30, 2008

Realized Gain/Loss Detail continued

Long-term

DESCRIPTION	QUANTITY	ORIGINAL PRICE	DATE ACQUIRED	CLOSE DATE	PROCEEDS	COST/ADJUSTED COST	GAIN/LOSS
	13.3690	9.7800	05/02/07	06/18/08	100.00	130.75	- 30.75
	14.6490	9.7300	05/04/07	06/18/08	109.57	142.53	- 32.96
Total Long-term					**$ 24,759.91**	**$ 33,132.89**	**- $8,372.98**

Thank you for allowing Wachovia Securities, LLC to serve you. If you have any questions regarding your account or this statement, please contact your Financial Advisor.

END